                                           -------------------------------------
                                                       OMB APPROVAL
           UNITED STATES                   -------------------------------------
SECURITIES AND EXCHANGE COMMISSION           OMB Number:             3235-0145
      Washington, D.C. 20549                 Expires:         October 31, 1997
                                             Estimated average burden
                                             hours per response..........14.90
                                           -------------------------------------



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)

                       PEGASUS COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705904 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Michael B. Jordan
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 27, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 2 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Marshall W. Pagon
              S.S. No.
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      6,842,265
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                      4,511,840
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,842,265
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     42.6%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     IN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 3 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Communications Holdings, Inc.
              IRS Identification No. 23-2778524
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      5,510,208
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                      3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,510,208
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     43.1%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 4 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Communications Limited Partnership
              IRS Identification No.  06-1149248
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      5,510,208
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                      3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,510,208
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     37.6%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 5 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Northwest Management Associates, L.P.
              IRS Identification No.  23-2654154
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     5,510,208
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,510,208
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     37.6%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 6 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Cable Associates, Ltd.
              IRS Identification No.  23-2641841
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     5,510,208
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     3,364,552
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,510,208
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     37.6%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 7 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Northwest Offer Corp
              IRS Identification No. 23-2943020
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                      2,267,994
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                        122,338
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,267,994
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 8 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Scranton Offer Corp
              IRS Identification No. 23-2943021
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     2,264,014
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                       118,358
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,264,014
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 9 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Capital, L.P.
              IRS Identification No.  23-2661759
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     3,363,004
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     1,217,348
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,363,004
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     PN
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------                              ----------------------------------------------
CUSIP No. 705904 10 0                                                         Page 10 of 31 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Pegasus Capital, Ltd.
              IRS Identification No.  23-2660588
-----------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]


                                                                                                                       (b) [X]


-----------------------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS

              Not applicable
-----------------------------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                                                                             [ ]


-----------------------------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

              Pennsylvania
-----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES            7         SOLE VOTING POWER
           BENEFICIALLY
          OWNED BY EACH                                 -0-
         REPORTING PERSON
               WITH
                                   ------------------------------------------------------------------------------------------
                                     8         SHARED VOTING POWER

                                                     3,363,004
                                   ------------------------------------------------------------------------------------------
                                     9         SOLE DISPOSITIVE POWER

                                                        -0-
                                   ------------------------------------------------------------------------------------------
                                     10        SHARED DISPOSITIVE POWER

                                                     1,217,348
-----------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,363,004
-----------------------------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                                                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.9%
-----------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                     CO
-----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 11 of 31 Pages

Introductory Statement

         This Amendment No. 2 is filed to report changes in the statement on
Schedule 13D dated October 18, 1996, filed with the Commission by certain of the Reporting Persons identified herein. An amendment, designated as Amendment No. 1, was erroneously filed in preliminary form by the filing agent effective May 7, 1998. That filing was intended to be made as a test filing. On April 27, 1998, the Issuer (as defined) issued shares of its Class A Common Stock (as defined) in connection with an acquisition. As more fully described in item 6, the Reporting Persons entered into the Voting Agreement (as defined) with certain of the persons to whom those shares were issued. Because of the Voting Agreement, under the Commission's rules, the Reporting Persons may also be deemed to share voting power over the shares held by the other parties to the Voting Agreement and to beneficially own them. The Reporting Persons disclaim such beneficial ownership. The Reporting Persons also disclaim that they, along with all or any of the other parties to the Voting Agreement, constitute a "person" or "group" as such terms are used in Section 13(d) of the Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of such shares or that the Reporting Persons and any of such other parties constitute such a person or group.


Item 1.  Security and Issuer.

         This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Pegasus Communications Corporation (the "Issuer"). The Issuer is a Delaware corporation, and its principal executive office is c/o Pegasus Communications Management Company, 5 Radnor Corporate Center, Suite 454, 100 Matsonford Road, Radnor, Pennsylvania 19087 (the "Radnor Office").


Item 2.  Identity and Background.

         This statement is being filed by the following persons (hereinafter referred to collectively as the "Reporting Persons"):

         (i)       Marshall W. Pagon, a citizen of the United States of America

         (ii) Pegasus Communications Holdings, Inc., a Delaware corporation ("PCH")

         (iii)     Pegasus Northwest Offer Corp, a Delaware corporation ("PNOC")

         (iv)      Pegasus Scranton Offer Corp, a Delaware corporation ("PSOC")

         (v) Pegasus Communications Limited Partnership, a Connecticut limited partnership ("PCLP")

         (vi) Northwest Management Associates, L.P., a Pennsylvania limited partnership ("Northwest Management")

         (vii) Pegasus Cable Associates, Ltd., a Pennsylvania corporation ("Pegasus Cable")

         (viii)    Pegasus Capital, L.P., a Pennsylvania limited partnership

         (ix)      Pegasus Capital, Ltd., a Pennsylvania corporation

         Mr. Pagon has been authorized, pursuant to an agreement among the Reporting Persons identified in (ii) through (vii) above (which agreement was filed as Exhibit 1 to the statement on Schedule 13D amended by this amendment), to file this joint statement on behalf of each of them, as permitted by Rule 13d-1(f) under the Securities Exchange Act of 1934.

         Shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock") are convertible into shares of Class A Common

                                                           Page 12 of 31 Pages


Stock on a one-for-one basis at any time at the option of the holder. In addition, shares of Class B Common Stock are automatically converted into Class A Common Stock upon transfer to persons who are not Permitted Transferees (as this term is defined in the Issuer's Amended and Restated Certificate of Incorporation). Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share.

         See Item 5 for a statement of the direct holdings of each of the Reporting Persons. Mr. Pagon and Pegasus Capital, Ltd. are deemed to be beneficial owners of shares held of record by Pegasus Capital, L.P. by virtue of the fact that Mr. Pagon owns 100% of the stock of Pegasus Capital, Ltd. which, in turn, is the sole general partner of Pegasus Capital, L.P.

         Because PNOC and PSOC are wholly-owned subsidiaries of PCH, the shares held by them are deemed to be beneficially owned by PCH. Mr. Pagon, PCLP, Northwest Management and Pegasus Cable are deemed to be the beneficial owners of the shares held by PCH, PNOC and PSOC by virtue of the fact that Mr. Pagon owns 100% of the stock of Pegasus Cable, which is the sole general partner in Northwest Management, and by virtue of the fact that Northwest Management is the sole general partner in PCLP, which owns all of the outstanding stock of PCH.

         By reason of the Voting Agreement described in item 6, the Reporting Persons may be deemed to share voting power over the shares of Class A Common Stock held by the persons identified in item 6 and may be deemed to be beneficial owners thereof. The Reporting Persons are advised that certain of the persons described in item 6 are separately filing one or more statements on
Schedule 13D with respect to their beneficial ownership of the Issuer's securities.

         Each of the Reporting Persons is engaged, through the Issuer and its subsidiaries, in the media and communications business. The business address for each of the Reporting Persons is the Radnor Office. None of the Reporting Persons has, during the last five years, been convected of a criminal proceeding (excluding traffic violations or similar misdemeanors) (a "Criminal Conviction") or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws (a "Civil Violation"). Mr. Pagon's principal employment is as President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer. Mr. Pagon also serves as Chief Executive Officer and a director of each of the Issuer's subsidiaries, and as President, Chief Executive Officer, and sole director of each of PCH, PNOC, PSOC, Pegasus Cable and Pegasus Capital, Ltd. (the "Corporate Reporting Persons").

         In addition to Mr. Pagon, Robert N. Verdecchio (the Issuer's Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary and a director of the Issuer), Ted S. Lodge (the Issuer's Senior Vice President, Chief Administrative Officer, General Counsel and Secretary), and Howard E. Verlin (the Issuer's Vice President and Assistant Secretary) serve as executive officers of each of the Corporate Reporting Persons. Messrs. Verdecchio, Lodge and Verlin are collectively referred to herein as "Executive Officers." (Guyon
W. Turner, who was an executive officer of the Issuer and of the Corporate Reporting Persons at the time of the filing of the statement on Schedule 13D amended by this amendment, has since left the Issuer's employ.) The principal business address for each of the Executive Officers is the Radnor office, and each of the Executive Officers is a citizen of the United States. None of the Executive Officers has been subject to a Criminal Conviction or Civil Violation.

                                                           Page 13 of 31 Pages




Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

         The composition of the Issuer's board of directors has been changed to meet the requirements of the Voting Agreement described in item 6. Otherwise, neither the Reporting Persons nor the Executive Officers have any present plans, or contemplate any present proposals, that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons and the Executive Officers are deemed the beneficial owners in the aggregate of the number and percentage of the Issuer's Class A Common Stock set forth below:

Name                                  Shares of Class A
----                                    Common Stock               % (1)
                                      ------------------           -----
Reporting Persons
-----------------
Marshall W. Pagon (2)(3)(4)(5)(6)          6,842,265               43.1%
PCH (2)(3)                                 5,510,208               37.6%
PCLP (2)(3)                                5,510,208               37.6%
Northwest Management (2)(3)                5,510,208               37.6%
Pegasus Cable (2)(3)                       5,510,208               37.6%
PNOC (2)                                   2,267,994               19.9%
PSOC (2)                                   2,264,014               19.9%
Pegasus Capital, L.P. (2)(5)               3,363,004               26.9%
Pegasus Capital, Ltd. (2)(5)               3,363,004               26.9%

Executive Officers
------------------
Robert N. Verdecchio (6)(7)                  250,203                2.2%
Howard E. Verlin (7)                          52,153                 *
Ted S. Lodge (8)                              15,669                 *

-------------
*  Less than 1%.

1. The percentage for each Reporting Person is calculated on the assumptions that all shares of Class B Common Stock held directly or indirectly by the particular Reporting Person, and only those shares, are converted into Class A Common Stock, and that all other rights held by the particular Reporting Person or Executive Officer to acquire Class A Common Stock, and only those rights, are exercised.

2. Includes 2,145,656 shares of Class A Common Stock held by persons identified in item 6 that may be deemed to be beneficially owned by this person solely by reason of the Voting Agreement described in item 6.

3. Includes 3,123,856 shares of Class B Common Stock directly owned by PCH, and 122,338 and 118,358 shares of Class B Common Stock, respectively, directly owned of record by its wholly-owned subsidiaries, PNOC and PSOC. See item 2 for a description of the relationship among these Reporting Persons.

                                                           Page 14 of 31 Pages


4. Includes 17,000 shares of Class A Common Stock issuable upon exercise of the vested portion of employee stock options.

5. Includes 1,217,348 shares of Class B Common Stock directly owned by Pegasus Capital, L.P. See item 2 for a description of the relationship among these Reporting Persons.

6. Includes 84,769 shares of Class A Common Stock held in the Issuer's 401(k) plan, over which Messrs. Pagon and Verdecchio share voting power in their capacities as co-trustees.

7. Includes 9,090 shares of Class A Common Stock issuable upon exercise of the vested portion of employee stock options.

8. Includes 9,090 shares of Class A Common Stock issuable upon exercise of the vested portion of employee stock options. Also includes 1,500 shares owned by Mr. Lodge's wife, of which he disclaims beneficial ownership, and 5,079 shares issued to Mr. Lodge and his wife subject to certain vesting restrictions.

-----------
(b) Because Mr. Pagon controls each of the other Reporting Persons, he and the other Reporting Persons share the power to direct the vote and to dispose of the shares of Class A Common Stock beneficially owned by the Reporting Persons.

         The Reporting Persons also share voting power over all shares beneficially owned by them with the other parties to the Voting Agreement described in item 6.

         Each of the Executive Officers has the sole power to vote and dispose of his shares, except that Mr. Lodge shares voting and dispositive power over 5,079 shares of Class A Common Stock that he holds jointly with his wife and disclaims beneficial ownership of 1,500 shares owned by his wife.

(c) The Reporting Persons and the Executive Officers have not effected any transactions in the Issuer's securities in the last 60 days.

(d)      Not applicable.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         On April 27, 1998, a wholly-owned subsidiary of the Issuer merged (the "Merger") into Digital Television Services, Inc., a Delaware corporation ("DTS"), as a result of which DTS became a wholly-owned subsidiary of the Issuer, and the Issuer issued 5,471,296 shares of Class A Common Stock to the former stockholders of DTS. In connection with the Merger, the Issuer and the Reporting Persons entered into a voting agreement dated April 27, 1998 (the "Voting Agreement"), with Columbia Capital Corporation ("Columbia"), Columbia DBS, Inc., Whitney Equity Partners, L.P. ("Whitney"), Chisholm Partners III, L.P. ("Chisholm"), Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., and Kennedy Plaza Partners, all of which are former stockholders of DTS, and which collectively own 2,145,656 shares of the Class A Common Stock issued in the Merger. The Voting Agreement obligates the parties to vote their shares of the Issuer's common stock to elect to the Issuer's board of directors three persons designated by Mr. Pagon, one person designated by

                                                           Page 15 of 31 Pages

Columbia, one person designated by Whitney, one person designated by Chisholm, and three Independent Directors (as defined in the Voting Agreement). It also requires there to be audit, compensation and nominating committees of the Issuer's board of directors, each consisting of one member designated by Mr. Pagon, one member designated by a majority of the directors designated by Columbia, Whitney and Chisholm, and one member designated by a majority of the Independent Directors. The Voting Agreement is filed as an exhibit to this statement.

         Pegasus Capital, L.P. has pledged 1,000,000 shares of Class B Common Stock to CIBC Oppenheimer Securities Corp. as security for a loan. PNOC and PSOC have pledged 122,388 and 118,358 shares of Class B Common Stock, respectively, to an escrow agent to secure certain deferred payment obligations.


Item 7.  Material to be Filed as Exhibits.

1.       Voting Agreement dated April 27, 1998.

                                                           Page 16 of 31 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 1998


PEGASUS COMMUNICATIONS HOLDINGS, INC.

By:    /s/ Marshall W. Pagon
   -------------------------------
   Marshall W. Pagon,
   President


PEGASUS NORTHWEST OFFER CORP.

By:    /s/ Marshall W. Pagon
   -------------------------------
   Marshall W. Pagon,
   President


PEGASUS SCRANTON OFFER CORP.

By:    /s/ Marshall W. Pagon
   -------------------------------
   Marshall W. Pagon,
   President


PEGASUS COMMUNICATIONS LIMITED PARTNERSHIP
By: NORTHWEST MANAGEMENT ASSOCIATES, L.P.
    General Partner

    By: PEGASUS CABLE ASSOCIATES, LTD.,
            General Partner

            By:  /s/ Marshall W. Pagon
            -------------------------------
            Marshall W. Pagon,
            President


NORTHWEST MANAGEMENT ASSOCIATES, L.P.
By: PEGASUS CABLE ASSOCIATES, LTD.,
    General Partner

    By:    /s/ Marshall W. Pagon
           -------------------------------
           Marshall W. Pagon,
           President

                                                           Page 17 of 31 Pages

PEGASUS CABLE ASSOCIATES, LTD.

By:    /s/ Marshall W. Pagon
   -------------------------------
   Marshall W. Pagon,
   President


PEGASUS CAPITAL, L.P.
By: PEGASUS CAPITAL, LTD.,
    General Partner

    By:   /s/ Marshall W. Pagon
           -------------------------------
              Marshall W. Pagon,
              President


PEGASUS CAPITAL, LTD.

By:    /s/ Marshall W. Pagon
   -------------------------------
   Marshall W. Pagon,
   President

    /s/ Marshall W. Pagon
----------------------------------
        Marshall W. Pagon